[redacted]

15025789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Blair & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Zindel 312-364-8998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
14

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Zindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair & Company, L.L.C, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KATHERINE L. BERGER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 02/10/2018

Signature

Chief Financial Officer
Title

Katherine L. Berger
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

William Blair & Company, L.L.C.
Year Ended December 31, 2014

With Report of Independent Registered Public Accounting Firm

William Blair & Company, L.L.C.

Consolidated Financial Statement of Financial Condition

Year Ended December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm 1

Consolidated Statement of Financial Condition 2
Notes to Consolidated Financial Statements 3

Report of Independent Registered Public Accounting Firm

The Member
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, IL
February 27, 2015

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents		$ 177,955,515
Cash segregated under federal regulations and restricted cash		2,882,391
Collateralized agreements:		
Securities borrowed	$ 25,296,890	
Securities purchased under agreements to resell	5,705,813	
		31,002,703
Receivables:		
Customers	155,446,901	
Brokers, dealers, and clearing organizations	46,256,455	
Other	36,079,999	
		237,783,355
Deposits with clearing organizations and others		20,900,433
Trading securities owned, at fair value		69,582,688
Firm-owned investments		17,816,235
Secured demand notes (collateral market value of $80,273,766)		46,238,000
Fixed assets, at cost (net of accumulated depreciation and amortization of $128,257,030)		36,681,417
Other assets		16,745,826
Total assets		$ 657,588,563
Liabilities and Member's capital		
Payable to Member and partners of the Member		$ 160,480,393
Payables:		
Customers	43,489,777	
Brokers, dealers, and clearing organizations	11,437,270	
Other	32,658,047	
		87,585,094
Securities sold, not yet purchased, at fair value		21,298,131
Accrued expenses		116,482,417
Total liabilities		385,846,035
Subordinated borrowings		46,238,000
Member's capital		225,504,528
Total liabilities and Member's capital		$ 657,588,563

See accompanying notes.

1. Organization and Nature of Operations

The accompanying consolidated statement of financial condition include the accounts of William Blair & Company, L.L.C., a Delaware Limited Liability Company and its subsidiaries, William Blair International, Limited (WBIL), William Blair do Brasil Assessoria Financeria Ltda. (Brazil) (collectively, the Company), and certain other entities in which the Company has a controlling interest (see Note 13). William Blair & Company, L.L.C. is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). The Company is based in Chicago and has office locations in 12 cities, including London, New York, Shanghai, and Zurich. All intercompany balances and transactions have been eliminated in consolidation.

The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Securities Exchange Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). Its operations are primarily in Chicago, Illinois. WBIL is registered with the UK Financial Conduct Authority (FCA). The Company makes markets in listed and NASDAQ securities and fixed income obligations. In addition, the Company provides investment banking, execution and clearance services, investment advisory, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers. The Company also serves as the investment advisor to affiliated registered and non-registered investment companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement date basis.

2. Significant Accounting Policies (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Collaborative Arrangements

The Company has a collaborative agreement with Business Development Asia LLC (BDA), an affiliated entity of the Member, to participate in joint operating activities, including investment banking engagements with third parties, investment advisory, M&A advisory, capital raising, financing restructuring, or other services.

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $140.0 million are included in cash and cash equivalents and are valued at reported net asset value.

Restricted Cash and Cash Segregated Under Federal Regulations

At December 31, 2014, cash of $1.1 million is segregated under federal regulations for the benefit of customers and Proprietary Accounts of Brokers (PAB) reserve requirements in accordance with SEC Rule 15c3-3.

As part of the Company's lease arrangement for its London office, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2014, the balance in the restricted cash account is $1.6 million.

As part of the Company's lease arrangement for its Zurich office, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2014, the balance in the restricted cash account is $140,489.

Receivables From/Payables to Customers

Receivables from customers primarily consist of amounts due on cash transactions and margin loans to customers, which are collateralized by customer securities and carried at the amount receivable, net of an allowance for doubtful accounts. Also included in receivables from customers are fee receivables for investment advisory services. Payables to customers consist of customer cash held in brokerage accounts and is carried at the amount of customer cash on deposit.

2. Significant Accounting Policies (continued)

Other Assets

Other assets include prepaid expenses and partnership owned key person life insurance with an aggregate cash surrender value of $9.7 million as of December 31, 2014.

Fair Value Measurements

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities and options is the market price obtained from a national securities exchanges or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price.

Long-term, fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

Futures contracts are valued based on settlement prices on the exchange that they are traded.

Firm-owned investments primarily include equity and other funds that are valued at the underlying fund's reported net asset value on the date of valuation. Firm-owned investments may also include securities for which a market price is not available, or the value of which is affected by a significant valuation event. Fair value for these investments is determined in good faith by management.

Financial instruments, such as repurchase agreements, have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at contractual amounts approximating fair value.

The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2014.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings and are recorded at the amount of the contract plus accrued interest, which approximates fair value (categorized as Level 2 of the fair value hierarchy). The Company's policy is to obtain possession of the reverse repurchase agreements collateral and to monitor the value daily. At December 31, 2014, the Company had $5.7 million in reverse repurchase agreements collateralized by $5.8 million of U.S. Treasury Securities, respectively. The Company's reverse repurchase agreements generally have a maturity of one day.

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded or collected as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2014, the Company has received securities with a market value of $24.5 million related to the $25.3 million of securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales. The Company has the right to sell or repledge securities it receives under its securities borrowed transactions.

Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements..

Foreign Currency Translation

The Company revalues assets, liabilities, revenue, and expense denominated in non-U.S. currencies into U.S. dollars at the end of each month using applicable exchange rates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The ASU is a converged standard between the FASB and the International Accounting Standards Board (IASB) that provides a single comprehensive revenue recognition model for all contracts with customers across transactions and industries. The primary objective of the ASU is revenue recognition that represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for interim and annual reporting periods beginning after December 15, 2016. The Company is currently assessing the impact of adoption of ASU 2014-09.

2. Significant Accounting Policies (continued)

In February 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-02, "Consolidation (Topic 810)." The new guidance applies to entities in all industries and provides a new scope exception to registered money market funds and similar unregistered money market funds. Under the amendments in this Update, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments in this Update reduce the extent to which related party arrangements cause an entity to be considered a primary beneficiary, therefore, consolidated. For non-public entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently assessing the impact of adoption of ASU 2015-02.

3. Income Taxes

The Company and the Member are pass-through entities for federal and state income tax purposes, except for the activities of the Shanghai office.. WBIL is subject to UK income taxes. Foreign income taxes paid are allocated to the partners of the Member and are available as foreign tax credits.

The Company recorded an income tax payable of $57,800 related to its Shanghai office at December 31, 2014, which is included in other payables in the consolidated statement of financial condition.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is no longer subject to any U.S. federal or state income tax examination for the years prior to 2009 and any UK tax examinations for the years prior to 2009.

4. Deposits With Clearing Organizations

At December 31, 2014, cash of $20.9 million was pledged as collateral to secure deposit requirements at various clearing corporations.

5. Fair Value of Financial Instruments

ASC Topic 820-10, Fair Value Measurement, establishes a fair value hierarchy that prioritizes inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

> Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds, mutual funds, and exchange-traded equity securities.
>
> Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include non-exchange-traded equities, U.S. government and government agency securities, and most state, municipal, and corporate obligations.
>
> Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain restricted securities and securities with inactive markets.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company assesses its financial instruments on a semiannual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

5. Fair Value of Financial Instruments (continued)

The following table represents the fair value of financial instruments shown by level as of December 31, 2014 (in millions):

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 140.0	$	$	$ 140.0
Trading securities:				
Corporate debt		13.1		13.1
State and municipal obligations		41.4		41.4
U.S. government and government agencies		0.2		0.2
Equity securities	10.4	4.5		14.9
Firm-owned investments	16.3	0.9	0.7	17.9
Reverse repurchase agreements		5.7		5.7
Total assets	$ 166.7	$ 65.8	$ .7	$ 233.2
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 6.5	$ .4	$ -	$ 6.9
Corporate debt		11.2		11.2
U.S. government		3.2		3.2
Total liabilities	$ 6.5	$ 14.8	$ -	$ 21.3

There were no transfers between the Company's Level 1, Level 2, and Level 3 classified instruments.

6. Other Receivables

Included in other receivables are mutual fund fees, reimbursable expenses and loans made to employees. Employee loans are forgiven based on continued employment and are amortized to compensation and benefits in the statements of income and comprehensive income using the straight-line method. These loans are generally between 3 and 8 years. Other receivables include the following (in millions):

Fee Receivable	$ 14.3
Forgivable loans	6.0
Reimbursable expenses	7.1
Other	8.7
Total	$ 36.1

7. Secured Demand Notes and Subordinated Borrowings

At December 31, 2014, the Company had subordinated borrowings of $46.2 million. Subordinated borrowings represent notes payable to current or former partners of the Member. The partners contributed secured demand notes payable of $46.2 million to the Company at the time of the issuance of the subordinated borrowings. These secured demand notes are collateralized by cash of $22.6 million included in payable to partners of the Member on the consolidated statement of financial condition, and securities with a fair value of $57.7 million and are available in computing net capital. At December 31, 2014, the Company paid an interest rate of 4.0% on its subordinated borrowings. The secured demand note agreements carry a two-year term. Collateral is returned to the lender after FINRA approves the termination or prepayment of the note. At December 31, 2014, $14.5 million of securities held pursuant to secured demand note agreements were pledged as collateral to satisfy margin deposits of various clearing organizations.

8. Fixed Assets

The following is a summary of fixed assets as of December 31, 2014:

Furniture and equipment	$ 75,548,116
Leasehold improvements	57,895,051
Software	31,495,280
	164,938,447
Less accumulated depreciation and amortization	(128,257,030)
	$ 36,681,417

9. Offsetting

Substantially all of the Company's derivative financial instruments, reverse repurchase agreements and securities borrowing activity are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, the Company does not transact in repurchase agreements or securities lending and therefore has no amounts with a potential right of offset in the event of default. There were no open derivative contracts as of December 31, 2014.

10. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position or results of operations. At December 31, 2014, the Company had the following open contractual commitments:

	2014
	(In Millions)
Commitments to purchase	$39.0
Commitments to sell	38.5

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled had no material effect on the consolidated financial statements at that date.

The Company is a party to lawsuits, regulatory inquires and proceedings incidental to its securities, investment and underwriting businesses. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations. The Company recognizes liabilities for such contingencies when management determines that a loss is probable and reasonably estimable.

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2022. For the year ended December 31, 2014, total rent expense for the Company amounted to $16.6 million which is included in occupancy expense on the consolidated statements of income and comprehensive income.

10. Commitments and Contingent Liabilities (continued)

Future minimum annual lease payments required of the Company at December 31, 2014, are as follows:

Year	Lease Payments (In Millions)
2015	$ 11.8
2016	11.7
2017	9.2
2018	2.9
2019	1.7
2020–2022	1.2
Total minimum lease payments	38.5
Less sublease rental income	(0.03)
Net minimum lease payments	$ 38.47

As of December 31, 2014, the Company was contingently liable in the amount of $266,187 under a letter-of-credit agreement issued in connection with the Company's leasehold improvement obligations.

Guarantees

The Company applies the provisions of the FASB ASC Topic 360, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 4). The Company's liability under such guarantees is not quantifiable and could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recorded.

11. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, to limit the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a counterparty fails to satisfy its obligations, the Company may be required to liquidate the counterparty's position and to purchase or sell the counterparty's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the counterparty to deposit additional collateral or to reduce positions when necessary. At December 31, 2014, the Company had $95.6 million in credit extended to its customers. Management believes the margin deposits held at December 31, 2014 are adequate to minimize the risk of material loss that could be created by the positions currently held.

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value. Securities sold, not yet purchased consist primarily of equity and corporate debt securities and U.S. government securities and are valued at fair value. Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

11. Financial Instruments With Off-Balance Sheet Risk (continued)

The Company's customer financing and securities settlement activities may require the Company to pledge securities as collateral in support of various secured financing sources such as bank loans. The Company obtained margin collateral from customers with a market value of $133.9 million at December 31, 2014, none of which was used to collateralize bank loans. The Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. At December 31, 2014, $2.5 million of securities owned by customers were pledged as collateral. The Company monitors the market value of securities pledged on a daily basis and requires adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

12. Short-Term Borrowings

The Company, when necessary, utilizes intra-day financing to facilitate certain underwriting and advisory transactions. At December 31, 2014, there were no short-term borrowings outstanding.

13. Variable Interest Entities

Variable interest entities (VIEs) are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the amount and nature of the members' equity investment in the entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance. For those entities that meet the deferral provisions defined by ASU 2010-10, the Company considers characteristics such as the ability to influence the decision making about the entity's activities and how the entity is financed. The Company has determined that certain investment fund entities it manages and has an equity interest in are VIEs.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. For those entities that meet the deferral provisions defined by ASU 2010-10, the determination as to whether the Company is considered to be the primary beneficiary differs in that it is based on whether the Company will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The Company determined it is the primary beneficiary of certain VIEs and accordingly consolidates them. Substantially all assets related to such consolidated entities are included in firm owned investments. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2014.

14. Related-Party Transactions

The Company serves as an investment advisor and provides administrative services to the William Blair Mutual Funds, Inc. (the Funds) and various unregistered affiliated investment companies under a management agreement. Included in other receivables is $13.6 million of fee receivables from the Funds and $666,599 of fee receivables from the various unregistered affiliated investment companies. Included in firm-owned investments is $17.5 million of investments in the Funds and various unregistered affiliated investment companies.

The payable to the Member incurs interest based on LIBOR (see Note 6).

15. Retirement Plans

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and partners who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary. For the year ended December 31, 2014, the Company's contribution to the plan on behalf of eligible employees totaled $8.7 million.

The Member sponsors a noncontributory, defined-benefit cash balance pension plan (the Plan) that covers all eligible partners of the Member. Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance Account consists of the accumulated value of all Cash Balance Credits and Interest Credits provided under the terms of the Plan. Cash Balance Credits are based on a participant's age and ownership units. The funding policy for the Plan is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974 plus any additional amount that the Member may determine to be appropriate. As all the partners of the Member are also engaged in the business of the Company, the Plan amounts are included in the consolidated financial statements of the Company. The Company has recognized the Plan activity in accordance with FASB ASC Topic 715, *Compensation – Retirement Benefits.*

The net underfunded status of the Plan at December 31, 2014 was $4.3 million, which is included in payable to the Member on the consolidated statement of financial condition.

15. Retirement Plans (continued)

Changes in projected benefit obligation (PBO) and Plan assets for the year ended December 31, 2014 were as follows (in millions):

PBO changes		
PBO, beginning of year	$	27.1
Service cost		8.8
Interest cost		1.2
Benefit payments		(2.1)
Actuarial losses		4.1
PBO, end of year	$	39.1
Plan asset changes		
Fair value, beginning of year	$	26.9
Actual return on assets		1.1
Benefit payments		(2.1)
Employer contributions		8.9
Fair value, end of year	$	34.8

The assumptions used to determine the PBO and the pension cost as of December 31, 2014 were (1) discount rate (PBO): 4.75%; (2) discount rate (pension cost): 4.75%; (3) expected return on assets: 8.0% and (4) measurement date: December 31, 2014. The accumulated benefit obligation and PBO reflect the total present value of each participant's Cash Balance Account.

The Member collected $8.9 million from participants during the fiscal years ended December 31, 2014. Participant contributions to the plan are funded through withdrawals from participant cash accounts held at the Company. The Member expects to contribute $2.0 million to the Plan in 2015. The investment objectives of the Plan are to achieve a long-term rate of return that will permit the Plan to meet its expected liabilities of beneficiaries and administrative expenses, without subjecting the Plan to large investment losses that could erode the Plan's ability to meet its long-term financial commitments. Risk tolerance and investment strategy for the Plan are measured within the context of overall portfolio diversification and its impact on total Plan assets. The asset allocation model for the Plan assumes a range of 35% to 65% for both equity and debt securities and 0% to 10% for cash equivalents. As of December 31, 2014, the Plan assets invested in mutual funds are composed of 60% equity securities and 40% debt securities, respectively. All of the mutual funds are considered Level 1 financial instruments in the fair value hierarchy. Plan assets include $20.1 million held in affiliated mutual funds.

15. Retirement Plans (continued)

The following benefits payments are expected to be paid:

Year	Benefit Payments
2015	$1,736,000
2016	299,000
2017	959,000
2018	403,000
2019	1,805,000
2020–2024	10,787,000

16. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2014 the Company had net capital of $193.8 million and required net capital of $1.6 million. The Company's ratio of net capital to aggregate debit items was 240%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

17. Consolidated Subsidiaries

The assets of $38.5 million and the capital of $24.9 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. At December 31, 2014, WBIL had net capital of $21.0 million, required net capital of $300,000 and excess net capital of $20.7 million under Rule 15c3-1. The allowable credit in the Company's computation of net capital was limited to $5.0 million due to higher capital requirements imposed by another regulatory agency. The capital of Brazil is not included in the computation.

18. Subsequent Events

The Company evaluated subsequent events through February 27, 2015, the date on which the consolidated financial statements were available to be issued.

William Blair

William Blair & Company, LLC's Compliance Report

William Blair & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §24o.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 24o.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective from June 1, 2014 through December 31, 2014;
3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;
4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §24o.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §24o.15c3-3(e) was derived from the books and records of the Company.

William Blair

I, Jon Zindel, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

+1 312 236 1600 tel

William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606

Report of Independent Registered Public Accounting Firm

The Member
William Blair & Company, L.L.C.

We have examined the statements of William Blair & Company, L.L.C. (the Company), included in the accompanying William Blair & Company, L.L.C.'s Compliance Report, that the:

(1) Company's internal control over compliance was effective for the period June 1, 2014 through December 31, 2014.

(2) Company's internal control over compliance was effective as of December 31, 2014.

(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014.

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINRA Rule 2340 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of December 31, 2014 and during the period from June 1, 2014 through December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, IL
February 27, 2015